                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                 ---------------

                                 AUTOBYTEL INC.
                       (Name of Subject Company (issuer))

                                 AUTOBYTEL INC.
                        (Name of Filing Person (offeror))

              Options to Purchase Common Shares, $0.001 Par Value, Having an Exercise Price of More Than $4.00 Per Share
                         (Title of Class of Securities)

                                   053331 10 4

                      (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                                   Ariel Amir
             Executive Vice President, General Counsel and Secretary
                            18872 MacArthur Boulevard
                          Irvine, California 92612-1400
                                 (949) 225-4500
                               Fax: (949) 862-1323


(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 ---------------

                                    Copy to:

                           John F. Della Grotta, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                        Costa Mesa, California 92626-1924
                                 (714) 668-6200
                               Fax: (714) 979-1921

                                 ---------------

                            Calculation of Filing Fee


       Transaction Valuation*                       Amount of Filing Fee

             $32,755,548                                   $6,551

* Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 5,002,884 common shares of Autobytel Inc. having an aggregate value of $32,755,548 as of December 7, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

                                -----------------

[X]   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:       $6,551
            Form or Registration No.:     005-58067
            Filing party:                 Autobytel Inc.
            Date filed:                   December 14, 2001

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [_]   third party tender offer subject to Rule 14d-1.
            [X]   issuer tender offer subject to Rule 13e-4.
            [_]   going-private transaction subject to Rule 13e-3.
            [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission (the "Commission") on December 14, 2001 by Autobytel Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 to Schedule TO filed with the Commission on January 7, 2002 ("Amendment No. 1"), relating to an offer by the Company to exchange all options outstanding under the Downtown Web, Inc., d/b/a Autoweb, 1997 Stock Option Plan, the Autoweb.com, Inc. 1999 Equity Incentive Plan, as amended, the Autoweb.com, Inc. 1999 Directors Stock Option Plan, the Auto-by-Tel Corporation 1996 Stock Incentive Plan, as amended (the "1996 Incentive Plan"), the autobytel.com inc. 1998 Stock Option Plan, as amended (the "1998 Plan"), the autobytel.com inc. 1999 Stock Option Plan, as amended (the "1999 Plan"), the autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan, as amended (the "1999 Acquisition Plan"), and the Autobytel.com inc. 2000 Stock Option Plan, as amended (the "2000 Plan," and with the 1996 Incentive Plan, the 1998 Plan, the 1999 Plan and the 1999 Acquisition Plan, the "Autobytel Option Plans") to purchase shares of the Company's common stock, $0.001 par value (the "Common Shares"), having an exercise price per share of more than $4.00 for new options to purchase Common Shares to be granted under the Autobytel Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options having an Exercise Price of More Than $4.00 Per Share With New Options dated December 14, 2001 filed with the Tender Offer Statement as Exhibit (a)(1.1) (the "Offer to Exchange"), the related cover letter filed with the Tender Offer Statement as Exhibit (a)(1.4) (the "related cover letter"), the Letter of Transmittal filed with the Tender Offer Statement as Exhibit (a)(1.2) (the "Letter of Transmittal"), and the Memorandum to Option Holders dated January 7, 2002 filed with Amendment No. 1 as Exhibit (a)(1.8) (the "First Supplemental Memorandum" and, together with the Letter of Transmittal, related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"). This Amendment No. 2 is being filed to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4 of the Tender Offer Statement is hereby modified and supplemented to add the following:

      The Offer expired at 9:00 p.m., Pacific time, on January 15, 2002. Pursuant to the Offer, the Company accepted for cancellation on January 16, 2002, options to purchase 1,450,474 Common Shares, representing approximately 29% of the options that were eligible to be tendered for exchange pursuant to the Offer. Subject to the terms and conditions of the Offer, the Company will grant new options to purchase an aggregate of up to 794,528 Common Shares in exchange for those options the Company accepted for cancellation.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    AUTOBYTEL INC.


                                    By: /s/ Ariel Amir
                                       --------------------------------
                                       Ariel Amir
                                       Executive Vice President,
                                       General Counsel and Secretary

Date: January 21, 2002.